Correspondence

SPECTRUM LAW GROUP, LLP
1900 Main Street, Suite 300
Irvine, California 92618

19 July 2012

Via EDGAR
Mr. Jay Ingram, Legal Branch Chief
Division of Corporation Finance
U.S. SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549-4561

Re:	PURE Bioscience, Inc. Registration on Form S-3 Filed June 29, 2012 File No. 333-182475

Dear Mr. Ingram:

    This Firm serves as legal counsel to PURE Bioscience, Inc. (the “Company”) with respect to the above referenced Registration on Form S-3. In response to your letter of 13 July 2012 we have today filed an Amendment to Form S-3. This letter shall also serve as the formal response of the Company to the following question posed in your 13 July letter:

Please tell us how you meet the eligibility requirements to register your offering on Form S-3. If you are relying upon General Instruction I.B.6. of Form S-3, please also revise the outside front cover of the prospectus to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior twelve calendar month period that ends on, and includes, the date of the prospectus.

In response thereto, please be advised as follows:

Although the Company’s current public float is less than $75 million it satisfies the eligibility requirements to file the Form S-3 based on the following:

1.           The Company meets all other eligibility requirements to file Form S-3;

2.           The Company is not and has not been a “shell company” for at least 12 calendar months prior to the filing of the S-3;

3.           The Company has a class of common equity securities listed on a national securities exchange (NASDAQ); and

4.           The Company will not sell in a 12‐month period more than the equivalent of one‐third of its public float (the “One-third Cap”).

Mr. Jay Ingram
18 July 2012

The concern seems to focus on the One-third Cap and the fact that the “base” S-3 seeks to register a larger number of shares. However, the One-third Cap applies to the sale of shares rather than the registration of shares. The One-third Cap prevents companies from selling more than one-third of their public float over any 12-month period; it does not prevent the registration of such shares.

The One-third Cap is calculated by reference to an issuer’s public float immediately prior to a contemplated sale, as opposed to the time of the initial filing or the effectiveness of the “base” registration statement. As such, the One-third Cap is not required to be satisfied in connection with the filing or the effectiveness of the “base” S-3. Upon each “take down” and issuance under the S-3 and the filing of the requisite Prospectus Supplement, the Company intends to comply with the One-third Cap. Should the Company’s public float equal or exceed $75 million at any point after the effective date of the S-3, the One-third Cap would no longer be applicable so long as the public float remains above $75 million.

The Company, therefore, believes it satisfies the requirements for eligibility to file and register the S-3. No further amendments or revisions are on the outside front cover of the prospectus. The necessary disclosures will be made by the Company in all future Prospectus Supplements in order to highlight compliance with the One-third Cap.

In response to your other comments noted in your 13 July letter, the three revisions requested to Exhibit 5.1 have all be made. I believe that covers all of your comments in your 13 July letter.

Please contact the undersigned with any further comments or questions.

Respectfully submitted;

SPECTRUM LAW GROUP, LLP

/s/ Keith A. Rosenbaum

Keith A. Rosenbaum
keith@spectrumlawgroup.com
KAR:bos